EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended March 31,
	2015	2014

Earnings from continuing operations before income taxes	$100	$134
Less: Equity earnings	(15)	(16)
Add: Total fixed charges deducted from earnings	50	56
Dividends received from equity investees		14

Earnings available for payment of fixed charges	$135	$188

Fixed charges

Interest expense	$49	$55
Portion of operating lease rental deemed to be interest	1	1

Total fixed charges deducted from earnings and fixed charges	$50	$56

Ratio of earnings to fixed charges	2.7	3.4